Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater enters Section 189 consultations regarding four shafts and associated support services at its SA PGM operations

Johannesburg, 25 October 2023: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) advises that it will enter into consultations in terms of Section 189A of the Labour Relations Act, 66 of 1995 (S189) with organised labour and other affected non-unionised employees through their representatives regarding the possible restructuring of four shafts at its Southern Africa platinum group metal operations (SA PGM operations). Two of the shafts are mature, with one ceasing production in 2022 and the other at the end of its operating life, due to the depletion of available economic ore reserves, with the remaining two shafts requiring restructuring to achieve sustainable production.

Above inflation increases in key cost components such as electricity and water tariffs, wages, fuel and other consumables costs over several years, combined with the recent decline in platinum group metals (PGM) prices during 2023 year to date (YTD) has significantly impacted the profitability of the global PGM industry, including Sibanye-Stillwater's SA PGM operations. Certain operating shafts are now loss-making and pose a risk to the sustainability of the remaining operations.

Mining operations at the Simunye shaft, Kroondal operation, ceased during Q4 2022 as planned. Employees who have not yet been deployed to other shafts and are impacted by the final closure will be consulted in terms of the S189 process.

Operations at the 4 Belt (4B) shaft, Marikana operation, which already faced closure during the restructuring of the Marikana operation in H2 2019, continued operating for the last four years, but has now depleted its economically extractable reserves and reached the end of its life. The closure of the 4B shaft will be subject to consultations with organised labour representatives and affected non-unionised employees.

The Rowland shaft, Marikana operation, has not delivered as planned for an extended period due to various operational constraints and has achieved only 64% of planned production YTD. Remedial actions have failed to address this underperformance. As an alternative to closure, management proposes a rightsizing of operations that will require a reduction in the employee complement to secure the longer-term viability of the shaft.

The Siphumelele shaft, Rustenburg operation, experienced significant seismic activity during 2022 which, for safety reasons, restricted access to certain planned production areas. As an alternative to closure, rightsizing of the workforce to support the current reduced average annual production forecast is proposed. Employees who have not yet been deployed to other shafts and are impacted by the final restructuring will be consulted in terms of the S189 process.

The proposed restructuring and shaft closures could potentially affect 4,095 employees and contractors (3,500 employees and 595 contractors), including support services employees.

Management therefore considers it prudent to commence with the S189 consultations process on the potential restructuring of the identified shafts together with associated support services and has invited affected employees and/or their representatives to engage in consultations as required by Section 189A of the Labour Relations Act. The objective of the consultation process is to, amongst other things, consider alternative measures to minimise job losses and ensure the long-term viability of the Rowland and Siphumelele shafts. Various alternatives have already been considered by management and organised labour representatives in Future Forum meetings. All reasonable options that may be suggested by affected employees through their representatives to address the losses during the Section 189A consultation process will be welcomed and duly considered.

"We do not underestimate the potential impact of any form of restructuring and commit to constructively engaging with affected employees through their representatives in an effort to minimise job losses. Unfortunately, it is imperative that we engage in this process to ensure the sustainability of our SA PGM operations and the benefits and value they bring to multiple stakeholders", said Richard Stewart, Chief Regional Officer, Africa.

Please refer to https://soundcloud.com/user-155552468/restructuring-sa-pgm-operations-oct2023 for a media sound clip by the spokesperson, James Wellsted.

Ends.

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue

reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2022 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).